

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via U.S. Mail
Mr. Daniel V. Iannotti
Vice President, General Counsel and Secretary
Ecology Coatings, Inc.
24663 Mound Road
Warren, MI 28091

> **Re:** **Ecology Coatings, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 10, 2013**
> **File No. 333-91436**
> **Form 8-K/A Item 4.01**
> **Filed January 23, 2013**

Dear Mr. Iannott:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jenn Do

     Jenn Do
     Staff Accountant